UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Venoco, Inc.

(Name of Issuer)

Common stock, par value $0.01 per share

(Title of Class of Securities)

92257PAB5

(CUSIP Number)

Timothy M. Marquez

370 17th Street, Suite 3900

Denver, Colorado 80202

(303) 626-8300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Michelle H. Shepston

Davis Graham & Stubbs LLP

1550 17th Street, Suite 500

Denver, Colorado 80202

(303) 892-9400

January 15, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92257PAB5

1.	Names of Reporting Persons Timothy Marquez

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 365,773

	8.	Shared Voting Power 30,111,458

	9.	Sole Dispositive Power 365,773 (1)

	10.	Shared Dispositive Power 30,111,458

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,477,231 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 59.1%

14.	Type of Reporting Person (See Instructions) IN

(1)   Represents shares of restricted stock held of record by Timothy Marquez.  Such shares are subject to restrictions on vesting which have not been satisfied.  Until vested, Timothy Marquez may not dispose of such shares.

(2)   Includes 27,689,385 shares held by the Marquez Trust, under Trust Agreement dated February 26, 2002, as amended (the “Marquez Trust”), for which Timothy Marquez and his wife, Bernadette Marquez, serve as trustees, (ii) 2,422,073 shares held by the Timothy and Bernadette Marquez Foundation (the “Marquez Foundation”), the sole directors of which are Timothy Marquez and Bernadette Marquez, and (iii) 365,773 shares of restricted stock held of record by Timothy Marquez.

CUSIP No. 92257PAB5

1.	Names of Reporting Persons Bernadette Marquez

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 30,111,458 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 30,111,458 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,111,458 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 58.4%

14.	Type of Reporting Person (See Instructions) IN

(1)   Includes 27,689,385 shares held by the Marquez Trust, for which Timothy Marquez and Bernadette Marquez serve as trustees, and (ii) 2,422,073 shares held by the Marquez Foundation, the sole directors of which are Timothy and Bernadette Marquez.

CUSIP No. 92257PAB5

1.	Names of Reporting Persons Marquez Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 27,689,385

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 27,689,385

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,689,385

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 53.7%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 92257PAB5

1.	Names of Reporting Persons Timothy and Bernadette Marquez Foundation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,422,073

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,422,073

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,422,073

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.7%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 92257PAB5

Timothy Marquez, Bernadette Marquez and the Marquez Trust previously filed a Schedule 13G on February 14, 2008.  On January 15, 2009, the Marquez Trust purchased a sufficient number of shares of Common Stock of Venoco, Inc. to require a filing of this Schedule 13D under the provisions of Section 13(d)(6)(B) of the Securities Exchange Act of 1934, as amended.

Item 1.	Security and Issuer

The title of the class of equity securities to which this statement relates is common stock, $0.01 par value (the “Common Stock”), of Venoco, Inc. (the “Issuer”), whose principal executive offices are located at 370 17th Street, Suite 3900, Denver, Colorado 80202-1370.

Item 2.	Identity and Background

This statement on Schedule 13D (the “Statement”) is being jointly filed by each of the following persons (being herein collectively referred to as the “Reporting Persons”) pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”), with respect to the Common Stock:  Timothy Marquez (“T. Marquez”), Bernadette Marquez (“B. Marquez”), the Marquez Trust, a California trust (“Marquez Trust”), and the Timothy and Bernadette Marquez Foundation, a private foundation exempt from taxation under Section 501(c)(3) of the Internal Revenue Code (the “Marquez Foundation”).

The Reporting Persons are making a single joint filing pursuant to Rule 13d-1(k)(1) of the Act.

T. Marquez and B. Marquez are individuals having a business address of 370 17th Street, Suite 3900, Denver, Colorado 80202.  T. Marquez is Chairman of the Board and Chief Executive Officer of the Issuer, located at 370 17th Street, Suite 3900, Denver, Colorado 80202.  T. Marquez and B. Marquez are directors of the Marquez Foundation, the business address of which is 370 17th Street, Suite 3900, Denver, Colorado 80202.  Each of T. Marquez and B. Marquez is a citizen of the United States of America.  T. Marquez is related by marriage to B. Marquez.

The Marquez Trust is a trust formed under the laws of the State of California.  Its principal business address is 370 17th Street, Suite 3900, Denver Colorado 80202.  The sole trustees for the Marquez Trust are T. Marquez and B. Marquez.

The Marquez Foundation is a Colorado non-profit corporation organized for charitable, health services or educational purposes exempt from taxation under Section 501(c)(3) of the Internal Revenue Code.  Its principal business address is 370 17th Street, Suite 3900, Denver, Colorado 80202.  The sole directors of the Marquez Foundation are T. Marquez and B. Marquez.  As a private foundation qualified under Section 501(c)(3) of the Internal Revenue Code, no part of the income or net earnings of the Marquez Foundation may be distributed to, or inure to the benefit of, any member or officer of the Marquez Foundation or any private individual.  Accordingly, T. Marquez and B. Marquez have no pecuniary interest in the shares of Common Stock owned by the Marquez Foundation.

During the past five years, no Reporting Person and no trustee of the Marquez Trust or officer or director of the Marquez Foundation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 92257PAB5

Item 3.	Source and Amount of Funds or Other Consideration
As described in Item 5(c) below, the Marquez Trust purchased the following shares of Common Stock on the dates set forth below:

Date	Shares Purchased	Aggregate Purchase Price
January 23, 2009	93,000	$234,881
January 22, 2009	93,000	$233,663
January 21, 2009	93,000	$234,527
January 20, 2009	93,000	$217,555
January 16, 2009	33,200	$87,897
January 15, 2009	50,000	$125,530
December 31, 2008	80,000	$213,264
December 30, 2008	17,980	$41,390

All of the purchases set forth above were made with cash on hand.  The cash for purchases made on and after December 30, 2008 represented proceeds from the sale by Carpenteria Bluffs, LLC (“Bluffs”) to the Issuer of certain assets.  These proceeds may be used for additional purchases of Common Stock.  The sole members of Bluffs are T. Marquez and B. Marquez.  As reported in the Form 8-K filed by the Issuer with the Securities and Exchange Commission (“SEC”) on December 29, 2008, Bluffs received $5.3 million from the Issuer in consideration for the sale of certain assets.  Bluffs dividended the proceeds to T. Marquez and B. Marquez, its members, who transferred the funds to the Marquez Trust.

On December 8, 2008, the Marquez Trust purchased 750,000 shares of Common Stock for an aggregate purchase price of $2,100,000 and financed the purchase through a home equity revolving line of credit with Citibank.

Restricted stock grants to T. Marquez of 205,882 and 159,891 shares were made on March 27, 2007 and February 28, 2008, respectively, in consideration of services provided by T. Marquez to the Issuer.

Item 4.	Purpose of Transaction

T. Marquez was a founder of the Issuer in 1992 and has owned a majority of the Issuer’s Common Stock and been a controlling person of the Issuer since the time of its initial public offering of Common Stock in November, 2006.  T. Marquez serves as Chairman and Chief Executive Officer of the Issuer and exercises influence over the Issuer’s affairs in such capacities.

The Marquez Trust holds, and has continued to acquire shares of, Common Stock of the Issuer for general investment purposes.  The purchases by the Marquez Trust on and after January 15, 2009 have been made pursuant to a Purchase Plan entered into by the Marquez Trust on December 30, 2008 in compliance with the requirements of Rule 10b5-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The Purchase Plan provides for additional acquisitions of Common Stock in accordance with the parameters set forth therein.  T. Marquez, B. Marquez and the Marquez Trust will continuously evaluate their ownership of Common Stock and the Issuer’s business and industry.  Depending on market conditions and other factors that they may deem material to their investment decision, including the availability of other investment opportunities, each of such persons may from time to time acquire additional shares of Common Stock in the open market or in privately negotiated transactions or dispose of all or a portion of the shares of Common Stock that such person now owns or may hereafter acquire.

CUSIP No. 92257PAB5

Except as described herein, T. Marquez, in his capacity as shareholder, does not, and B. Marquez, the Marquez Trust and the Marquez Foundation do not, have any plans or proposals which relate to or result in:  (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer
(a) As of January 23, 2009, each Reporting Person beneficially owned the following number of shares of Common Stock:

Name of Filing Person	Number of Shares Beneficially Owned		Percent of Outstanding(3)
Timothy Marquez	30,477,231	(1)	59.1
Bernadette Marquez	30,111,458	(2)	58.4
Marquez Trust	27,689,385		53.7
The Marquez Foundation	2,422,073		4.7

(1)   Comprised of (i) 365,773 shares beneficially owned directly by T. Marquez, (ii) 27,689,385 shares held of record by the Marquez Trust of which T. Marquez is a trustee and (iii) 2,422,073 shares owned by the Marquez Foundation, of which T. Marquez is a director.

(2)   Consists of (i) 27,689,385 shares held of record by the Marquez Trust, of which B. Marquez is a trustee, and (ii) 2,422,073 shares owned by the Marquez Foundation, of which B. Marquez is a director.

(3)   The percentages set forth in the table are based on a total of 51,541,102 shares of Common Stock outstanding as of September 30, 2008 as reported in the Issuer’s Form 10-Q as filed with the SEC on November 6, 2008.

(b)           T. Marquez is deemed to solely have the power to vote or direct the vote of, and to dispose or direct the disposition of, the 365,773 shares of restricted Common Stock beneficially owned by T. Marquez.  By virtue of their positions as trustees of the Marquez Trust and directors of the Marquez Foundation, each of T. Marquez and B. Marquez share voting and dispositive power with respect to the Common Stock owned by the Marquez Trust and the Marquez Foundation and, therefore, may be deemed to have beneficial ownership of the Common Stock owned by the Marquez Trust and the Marquez Foundation.

(c)           The following transactions were effected by the Reporting Persons during the sixty days preceding the date of filing of this Schedule 13D:

CUSIP No. 92257PAB5

Reporting Person Effecting the Transaction	Date	Buy/Sell	Number of Shares	Average Price Per Share
Marquez Trust	1/23/09	Buy	93,000 shares	$2.5256
Marquez Trust	1/22/09	Buy	93,000 shares	$2.5125
Marquez Trust	1/21/09	Buy	93,000 shares	$2.5218
Marquez Trust	1/20/09	Buy	93,000 shares	$2.3393
Marquez Trust	1/16/09	Buy	33,200 shares	$2.6475
Marquez Trust	1/15/09	Buy	50,000 shares	$2.5106
Marquez Trust	12/31/08	Buy	80,000 shares	$2.6658
Marquez Trust	12/30/08	Buy	17,980 shares	$2.302
Marquez Trust	12/18/08	Buy	750,000 shares	$2.80

The transactions listed above by the Marquez Trust were effected in market transactions on the New York Stock Exchange.

(d)           The Marquez Foundation is required to utilize its assets in accordance with the requirements of Section 501(c)(3) of the Internal Revenue Code.  Accordingly, no director or officer of the Marquez Foundation is entitled to receive dividends from, or proceeds of any sale of the shares owned by, the Marquez Foundation.  No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of any securities set forth in this Schedule 13D.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

T. Marquez and B. Marquez formed the Marquez Trust in 2002 and have contributed all of the shares of Common Stock owned by them (other then restricted stock owned by T. Marquez) to the Marquez Trust.

T. Marquez and B. Marquez formed the Marquez Foundation in 2005 and the Marquez Trust gifted 2,500,000 shares of Common Stock owned by it to the Marquez Foundation in August 2006.

The Marquez Trust was a party to an Underwriting Agreement dated November 16, 2006 among the Issuer, The Denver Foundation, Credit Suisse Securities (USA) LLC, Lehman Brothers Inc., J.P. Morgan Securities Inc., A.G. Edwards & Sons, Inc. and BMO Capital Markets Corp.  The Marquez Trust was a selling stockholder in the offering made pursuant to the Underwriting Agreement and sold 1,261,350 shares in the offering.

The Marquez Trust is party to a Registration Rights Agreement (“RRA”) with the Issuer dated August 25, 2006, which was amended on May 23, 2007 to, among other things, add the Marquez Foundation as a party.  The Issuer is required under the RRA to register the shares of Common Stock owned by the Marquez Trust and the Marquez Foundation under certain circumstances specified therein.  The Registration Rights Agreement is described in a Form 8-K filed with the SEC on August 31, 2006, and the Amendment is described in a Form 8-K filed with the SEC on May 25, 2007.

The Marquez Trust is party to a Purchase Plan with Morgan Stanley & Co. Incorporated dated December 30, 2008.  The Purchase Plan provides for the acquisition of shares of Common Stock between January 15, 2009 and January 15, 2010, subject to earlier termination.  Purchases are to be made in accordance with specified market and price parameters, up to a dollar limit set forth in the Purchase Plan.

CUSIP No. 92257PAB5

T. Marquez, on behalf of the Marquez Trust, entered into a letter agreement with the Issuer dated December 9, 2008 disgorging profits to the Issuer pursuant to the requirements of Section 16 of the Exchange Act.  The letter agreement was described in a Form 8-K filed with the SEC on December 10, 2008.

The 365,773 shares of restricted stock held by T. Marquez were granted pursuant to the Amended and Restated 2005 Stock Incentive Plan and the 2007 Long-Term Incentive Plan adopted by the Issuer (the “Plans”).  The terms of the Plans and the vesting of the restricted stock granted thereunder are described in the Issuer’s Proxy Statement filed with the SEC on April 14, 2008.

Except as described herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting or investment power over securities of the Issuer.

Item 7.	Material to be Filed as Exhibits
Exhibit 1	Joint Filing Agreement, dated January 23, 2009
Exhibit 2	Power of Attorney

CUSIP No. 92257PAB5

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 23, 2009

/s/ TIMOTHY MARQUEZ	/s/ BERNADETTE MARQUEZ
Timothy Marquez	Bernadette Marquez

MARQUEZ TRUST	TIMOTHY AND BERNADETTE MARQUEZ
FOUNDATION

/s/ Timothy Marquez, Trustee	/s/ Timothy Marquez, Director
By Timothy Marquez, Trustee	By Timothy Marquez, Director

EXHIBIT 1

to

SCHEDULE 13D

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the shares of common stock, $0.01 per share, of Venoco, Inc., owned by all of the undersigned and further agree that this Joint Filing Agreement be included as an Exhibit thereto.  In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement.

IN WITNESS THEREOF, the parties have duly executed this agreement on this 23rd day of January, 2009.

/s/ Timothy Marquez	/s/ Bernadette Marquez
Timothy Marquez	Bernadette Marquez

MARQUEZ TRUST	TIMOTHY AND BERNADETTE MARQUEZ
FOUNDATION

/s/ Timothy Marquez, Trustee	/s/ Timothy Marquez, Director
By Timothy Marquez, Trustee	By Timothy Marquez, Director

EXHIBIT 2

to

SCHEDULE 13D

POWER OF ATTORNEY

Each of the undersigned hereby appoints David Mokros and Timothy Marquez, individually, as the undersigned’s true and lawful attorney-in-fact to:

(1)          execute for and on behalf of the undersigned any amendments to the Schedule 13D required to be filed by the undersigned in accordance with the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

(2)          do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such amendment to the Schedule 13D and timely file such amendment with the United States Securities and Exchange Commission and, if required, any stock exchange or similar authority; and

(3)          take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted.  The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned’s responsibilities to comply with the Securities Exchange Act of 1934 or the rules and regulations thereunder.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file a Schedule 13D with respect to the undersigned’s holdings of and transactions in securities issued by Venoco, Inc., unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

[Signature Page to Follow]

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 23rd day of January, 2009.

/s/ Timothy Marquez	/s/ Bernadette Marquez
Timothy Marquez	Bernadette Marquez

MARQUEZ TRUST	TIMOTHY AND BERNADETTE MARQUEZ
FOUNDATION

/s/ Timothy Marquez, Trustee	/s/ Timothy Marquez, Director
By: Timothy Marquez, Trustee	By: Timothy Marquez, Director